CERTIFICATE OF AMENDMENT OF THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

NEWGIOCO GROUP, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Newgioco Group, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “DGCL”) does hereby certify:

1. The board of directors of the Corporation has duly adopted a resolution pursuant to Section 242 of the General Corporation Law of the State of Delaware setting forth a proposed amendment to the Amended and Restated Certificate of Incorporation of the Corporation and declaring said amendment to be advisable. The requisite stockholders of the Corporation have duly approved said proposed amendment in accordance with Section 242 of the General Corporation Law of the State of Delaware. The amendment amends the Amended and Restated Certificate of Incorporation of the Corporation as follows:

That ARTICLE FOURTH shall be amended by replacing ARTICLE FOURTH in its entirety as follows::

“FOURTH: The total number of shares of stock which the corporation shall have authority to issue is EIGHTY MILLION (80,000,000) shares of common stock, par value $0.0001 per share (the “Common Stock”) and FIVE MILLION (5,000,000) shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”).

The Preferred Stock of the Corporation shall be issued by the board of directors of the Corporation in one or more classes or one or more series within any class and such classes or series shall have such voting powers, full or limited, or no voting powers, and such designations, preferences, limitations or restrictions as the board of directors of the corporation may determine, from time to time.

The holders of the Common Stock are entitled to one vote for each share held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting.

Shares of Common Stock and Preferred Stock may be issued from time to time as the board of directors shall determine and on such terms and for such consideration as shall be fixed by the board of directors.”

“Effective at 12:01 a.m. Eastern time, on December 12, 2019 (the “Effective Time”), the shares of the Corporation’s Common Stock, par value $0.0001 per share, issued and outstanding immediately prior to the Effective Time and the shares of Common Stock issued and held in the treasury of the Corporation immediately prior to the Effective Time shall be combined into a smaller number of shares such that each eight (8) shares of issued and outstanding Common Stock immediately prior to the Effective Time are combined into one validly issued, fully paid and nonassessable share of Common Stock, par value $0.0001 per share. Notwithstanding the immediately preceding sentence, no fractional shares shall be issued and, in lieu thereof, upon surrender after the Effective Time of a certificate which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the combination, following the Effective Time (after taking into account all fractional shares of Common Stock otherwise issuable to such holder), shall be entitled to receive a cash payment equal to the product obtained by multiplying (i) the average of the closing sales price of the Corporation’s Common Stock as reported on the OTC Markets for the ten (10) days preceding the effective date of this Certificate of Amendment by (ii) the number of shares of the Corporation’s Common Stock held by such stockholder before the combination that would otherwise have been exchanged for such fractional share interest.

Each stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been combined (as well as the right to receive cash in lieu of fractional shares of Common Stock after the Effective Time), provided, however, that each person of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been combined.”

4. This Certificate of Amendment shall be effective as of 12:01 a.m. Eastern Time on December 12, 2019.

IN WITNESS WHEREOF, I have signed this Certificate of Amendment to the Certificate of Incorporation as of the 9th day of December, 2019.

/s/ Michele Ciavarella
Michele Ciavarella, CEO